Isabella Bank Corporation
401 N. Main St.
Mt. Pleasant, MI 48858
(989) 772-9471
March 16, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549
Attention: Erin Purnell

Re:	Isabella Bank Corporation (CIK 0000842517) -
Request for Withdrawal of Registration Statement on Form S-3, Registration No. 333-202747

To Whom it May Concern:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Isabella Bank Corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-202747), filed with the Commission on March 13, 2015, together with all exhibits thereto (together, the “Registration Statement”).

The Company is requesting the withdrawal of the Registration Statement due to an erroneous coding and filing type of "S-3" rather than filing type "S-3D" for sale of shares under a dividend reinvestment plan.

The Company hereby confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

The Company understands that, pursuant to Rule 477(b) under the Securities Act, this application for withdrawal will be effective at the time filed with the Commission unless, within fifteen calendar days after the filing, the Commission notifies the Company that the application for withdrawal will not be granted.

If you have any questions with respect to this matter, please contact Matt G. Hrebec, attorney, of Foster, Swift, Collins & Smith PC at (517) 371-8256.

Sincerely,

ISABELLA BANK CORPORATION

By:	/s/ Dennis P. Angner
Dennis P. Angner
President and Chief Financial Officer